Filed by BlackRock FundsSM

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BlackRock FundsSM

Form N-14 File Nos.: 333-119445,

333-119446, 333-119447, 333-119448,

333-119449, 333-119450, 333-119451,

333-119452, 333-119453, 333-119454,

333-119456, 333-119457, 333-119458,

333-119459 and 333-119461

This filing relates to the proposed reorganizations of certain State Street Research funds into certain BlackRock Funds (“BlackRock”) funds pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus / Proxy Statements on Form N-14 filed by BlackRock on November 8, 2004, and which are incorporated by reference into this filing.

The following is an addendum to an outline that was distributed by BlackRock to certain BlackRock and PFPC Inc. employees.

FOR REACTIVE PURPOSES ONLY

Addendum to Call Center Q & A

December 3, 2004

121. Why are there changes to the BlackRock Funds?

Because of BlackRock’s recent agreement to acquire the parent company of State Street Research & Management Company (SSRM), the investment advisor to the SSR Funds, from MetLife, Inc., there will be certain changes to the BlackRock Funds in the following areas:

a) expansion of the investment management teams, to reflect access to significantly more investment professionals from SSRM and related resources to effectively manage the funds

b) investment strategy changes for the Balanced Fund and

c) to up-front sales loads on the Equity funds.

Continued on next page…

Additional Information and Where to Find It

BlackRock Funds (“BlackRock”) has filed Combined Prospectus/Proxy Statements with the Securities and Exchange Commission. Registration Statements on Form N-14 (Nos. 333-119445, 333-119446, 333-119447, 333-119457, 333-119448, 333-119449, 333-119450, 333-119451, 333-119452, 333-119453, 333-119454, 333-119456, 333-119458, 333-119459 and 333-119461), of certain BlackRock and State Street Research (“SSR”) funds and other relevant materials regarding the proposed reorganizations (the “Reorganizations”) of certain series of SSR trusts into certain series of BlackRock funds. The Combined Prospectus/Proxy Statements were sent to security holders of SSR funds seeking their approval of the reorganizations. We urge you to read the Combined Prospectus/Proxy Statements filed by BlackRock with the SEC on November 8, 2004 and the other relevant materials filed by BlackRock or SSR with the SEC before voting or making any investment decision with respect to the Reorganizations, because they contain important information about BlackRock, SSR and the Reorganizations. You may obtain a free copy of these materials and other documents filed by BlackRock or SSR with the SEC at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by BlackRock may be obtained free of charge by directing such request to: BlackRock Funds, Bellevue Park Corporate Center, 100 Bellevue Parkway, Wilmington, Delaware, 19809, (800) 441-7762. Documents filed with the SEC by SSR may be obtained free of charge by directing such request to: State Street Research, One Financial Center, Boston, Massachusetts, 02111, (877) 773-8637.

FOR INTERNAL USE ONLY. NO PORTION OF THIS PUBLICATION MAY BE SHOWN OR DISTRIBUTED TO THE PUBLIC OR USED IN WRITTEN FORM IN SOLICITING SALES.

FOR REACTIVE PURPOSES ONLY

Addendum to Call Center Q & A

December 3, 2004

122. Why are the loads on some Funds going up?

On a periodic basis the overall fee structures of the funds are evaluated.

A recent review of the competitive landscape shows that the front-end commission structure on certain of the BlackRock Funds was below the load structures of comparable funds. The Board of Trustees of the funds considered that fact in approving a change in front-end load structures for certain of the BlackRock funds.

123. Why are there changes to the Balanced Fund & what are they?

While the Balanced Fund and the SSR Asset Allocation Fund share similar investment objectives and both seek to provide broad exposure to equity and fixed income securities from an actively managed asset allocation strategy, the two funds differ in their approach to diversification and securities selection.

The SSR Allocation Fund has greater flexibility to allocate assets across a broad array of equity and fixed income styles. In contrast, the BlackRock Balanced Fund is limited to investment in primarily large-cap stocks and investment grade bonds. In light of the pending merger, and after evaluating these contrasting styles and factoring in the expanded investment team, which will include members of the SSR Asset Allocation portfolio management team, the Board has concluded that it would be in the best interest of shareholders that the combined fund’s principal investment strategy will be similar to that of the SSR Asset Allocation Fund.

124. Why are you merging the Funds?

The Funds are being merged in connection with BlackRock’s recent agreement to acquire the parent company of State Street Research & Management Company, the investment advisor to the SSR Funds, from MetLife, Inc. The result will be a significantly larger Fund with an expanded portfolio management team.

125. How will changes in portfolio managers affect me?

Should BlackRock’s acquisition of State Street Research & Management Company from MetLife, Inc. and the reorganization of the State Street Research Funds into the Black Rock Funds be approved and completed, the combined fund family will have access to significantly more investment professionals and related resources to effectively manage the funds.

FOR INTERNAL USE ONLY. NO PORTION OF THIS PUBLICATION MAY BE SHOWN OR DISTRIBUTED TO THE PUBLIC OR USED IN WRITTEN FORM IN SOLICITING SALES.

FOR REACTIVE PURPOSES ONLY

Addendum to Call Center Q & A

December 3, 2004

126. Why might expenses be raised on some Funds after 2007?

On an annual basis, BlackRock evaluates the overall expenses for each fund and share class, including a comparison of comparable funds. Each year it has been BlackRock’s practice to enter into contractual limitations on the total expenses for each fund and share class that are reflective of this competitive evaluation.

For those funds involved in the merger, BlackRock has committed to maintaining expenses for a two-year period at a level that will not exceed the current operating expenses of the respective SSR funds and share classes.

127. What will the expenses be if they are raised in 2007?

The expenses of each fund will be subject to the review of the Board of Trustees in 2007. We cannot predict the competitive marketplace in 2007 or beyond, the funds’ future expenses or the Board’s future decisions.

FOR INTERNAL USE ONLY. NO PORTION OF THIS PUBLICATION MAY BE SHOWN OR DISTRIBUTED TO THE PUBLIC OR USED IN WRITTEN FORM IN SOLICITING SALES.